Exhibit 99.1

SAPIENS INTERNATIONAL CORPORATION N.V.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2015

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Interim Condensed Consolidated Balance Sheets	2 - 3

Interim Condensed Consolidated Statements of Income	4

Interim Condensed Consolidated Statements of Comprehensive Income	5

Interim Condensed Statements of Equity	6

Interim Condensed Consolidated Statements of Cash Flows	7- 8

Notes to Interim Condensed Consolidated Financial Statements	9 - 16

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SAPIENS INTERNATIONAL CORPORATION N.V.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	June 30,
	2014	2015
		Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$47,400	$51,053
Trade receivables (net of allowance for doubtful accounts of $ 215 and $ 238 as of December 31, 2014 and June 30, 2015, respectively)	28,540	27,384
Other receivables and prepaid expenses	3,962	5,849
Deferred tax assets	2,319	2,240

Total current assets	82,221	86,526

LONG-TERM ASSETS:
Marketable securities	33,098	38,780
Other long-term assets	3,248	2,445
Severance pay fund	10,735	6,493
Capitalized software development costs, net	18,680	19,785
Other intangible assets, net	8,380	8,783
Goodwill	67,698	71,351
Property and equipment, net	4,763	5,293

Total long-term assets	146,602	152,930

Total assets	$228,823	$239,456

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	December 31,	June 30,
	2014	2015
		Unaudited
LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$2,952	$4,210
Employees and payroll accruals	14,619	17,527
Accrued expenses and other liabilities	10,540	12,944
Deferred revenues and customer advances	9,272	10,722

Total current liabilities	37,383	45,403

LONG-TERM LIABILITIES:
Other long-term liabilities	3,105	5,251
Accrued severance pay	11,980	7,458

Total long-term liabilities	15,085	12,709

COMMITMENTS AND CONTINGENT LIABILITIES

REDEEMABLE NON-CONTROLLING INTEREST	159	242

EQUITY:
Sapiens International Corporation N.V. Shareholders' equity:
Share capital:
Common shares of € 0.01 par value: Authorized: 54,000,000 shares at December 31, 2014 and June 30, 2015; Issued: 50,007,607 and 50,259,661 shares at December 31, 2014 and June 30, 2015, respectively; Outstanding: 47,679,311 and 47,931,365 shares at December 31, 2014 and June 30, 2015, respectively	667	670
Additional paid-in capital	247,174	241,054
Treasury shares, at cost - 2,328,296 Common shares at December 31, 2014 and June 30, 2015	(9,423)	(9,423)
Accumulated other comprehensive loss	(10,281)	(8,062)
Accumulated deficit	(52,630)	(43,861)

Total Sapiens International Corporation N.V. shareholders' equity	175,507	180,378
Non-controlling interests	689	724

Total equity	176,196	181,102

Total liabilities and equity	$228,823	$239,456

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands (except per share data)

	Six months ended June 30,
	2014	2015
	Unaudited

Revenues:
License	$7,890	$5,872
Services	67,389	78,578

Total Revenues	75,279	84,450

Cost of revenues:
License	273	271
Services	47,631	50,692

Total cost of revenues	47,904	50,963

Gross profit	27,375	33,487

Operating expenses:
Research and development, net	5,744	5,006
Selling, marketing, general and administrative	15,074	17,505

Total operating expenses	20,818	22,511

Operating income	6,557	10,976
Financial expenses (income), net	(57)	344

Income before taxes on income	6,614	10,632
Taxes on income	462	1,728

Net income	$6,152	$8,904

Attributed to non-controlling interests	$25	$52
Attributed to redeemable non-controlling interest	-	$(13)
Adjustment to redeemable non-controlling interest	-	$96

Net income attributed to Sapiens' shareholders	$6,127	$8,769

Net earnings per share attributable to Sapiens' shareholders

Basic	$0.13	$0.19

Diluted	$0.13	$0.18

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

U.S. dollars in thousands

	Six month ended June 30,
	2014	2015

Net income	$6,152	$8,904

Other comprehensive income:

Foreign currency translation adjustments	851	2,174
Unrealized losses/gains arising from marketable securities during the period, net of tax	(101)	32
losses reclassified into earnings from marketable securities, net of tax	-	(4)

	750	2,202

Total comprehensive income	6,902	11,106

Comprehensive income attributed to redeemable non-controlling interest	-	(13)
Comprehensive income attributed to non-controlling interests	51	35
Comprehensive income adjustment to redeemable non-controlling interest	-	96

Comprehensive income attributed to Sapiens' shareholders	$6,851	$10,988

The accompanying notes are an integral part of the interim condensed consolidated financial statements

SAPIENS INTERNATIONAL CORPORATION N.V.

INTERIM CONDENSED STATEMENTS OF EQUITY (UNAUDITED)

U.S. dollars in thousands (except share data)

	Common stock		Additional paid-in	Treasury	Accumulated Other Comprehensive	Accumulated	Non- controlling	Total
	Shares	Amount	capital	shares	Income (loss)	deficit	interests	equity

Balance as of January 1, 2014	46,014,982	$645	$244,560	$(9,423)	$1,082	$(67,093)	$637	$170,408

Stock-based compensation	-	-	559	-	-	-	-	559
Employee stock options exercised	1,025,503	14	1,291	-	-	-	-	1,305
Warrants exercised	433,868	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	724	-	26	750
Net income	-	-	-	-	-	6,127	25	6,152

Balance as of June 30, 2014 (unaudited)	47,474,353	$659	$246,410	$(9,423)	$1,806	$(60,966)	$688	$179,174

	Common stock		Additional paid-in	Treasury	Other Comprehensive	Accumulated	Non- controlling	Total
	Shares	Amount	capital	shares	loss	deficit	interests	equity

Balance as of January 1, 2015	47,679,311	$667	$247,174	$(9,423)	$(10,281)	$(52,630)	$689	$176,196

Stock-based compensation	-	-	568	-	-	-	-	568
Dividend distribution	-	-	(7,186)	-	-	-	-	(7,186)
Employee stock options exercised	252,054	3	498	-	-	-	-	501
Other comprehensive income (loss)	-	-	-	-	2,219	-	(17)	2,202
Adjustment to redeemable non-controlling interest	-	-	-	-	-	(96)	-	(96)
Net income	-	-	-	-	-	8,865	52	8,917

Balance as of June 30, 2015 (unaudited)	47,931,365	$670	$241,054	$(9,423)	$(8,062)	$(43,861)	$724	$181,102

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2014	2015
	Unaudited
Cash flows from operating activities:

Net income	$6,152	$8,904
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	4,408	4,328
Amortization of premium and accrued interest on marketable securities	23	(184)
Stock-based compensation	559	568

Net changes in operating assets and liabilities:
Trade receivables	(1,790)	1,975
Deferred tax assets, net	85	1,808
Other operating assets	299	395
Trade payables	(1,994)	1,294
Other operating liabilities	3,053	1,869
Deferred revenues and customer advances	1,001	1,502
Accrued severance pay, net	152	(304)

Net cash provided by operating activities	11,948	22,155

Cash flows from investing activities:

Purchase of property and equipment	(1,224)	(1,209)
Investment in marketable securities	(34,786)	(6,524)
Proceeds from sale of marketable securities	-	1,015
Acquisition of IBEXI (a)	-	(1,736)
Capitalized software development costs	(3,087)	(2,865)
Restricted cash	541	(1,712)

Net cash used in investing activities	$(38,556)	$(13,031)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

SAPIENS INTERNATIONAL CORPORATION N.V.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2014	2015
	Unaudited
Cash flows from financing activities:

Proceeds from employee stock options exercised	$1,305	$501
Dividend distribution	-	(6,486)

Net cash provided by (used in) financing activities	1,305	(5,985)

Effect of exchange rate changes on cash	364	514

Increase (decrease) in cash and cash equivalents	(24,939)	3,653
Cash and cash equivalents at beginning of period	70,313	47,400

Cash and cash equivalents at end of period	$45,374	$51,053

Supplemental cash flow activities:

(a) Acquisition of IBEXI

Fair value of assets acquired and liabilities assumed at the date of acquisition:
Working capital, net (excluding cash and cash equivalents)	$-	$(1,221)
Other long term assets	-	(183)
Other long term liabilities	-	1,424
Goodwill and other intangible assets	-	(3,902)
Second and contingent payments	-	2,146

	$-	$(1,736)

(b) Dividend distributed not yet paid	$-	$700

The accompanying notes are an integral part of the interim condensed consolidated financial statements

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share amounts

NOTE 1:	GENERAL

a.	General:

Sapiens International Corporation N.V. (“Sapiens”) and its subsidiaries (collectively, the “Company”), a member of the Formula Systems (1985) Ltd. Group, is a global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. The Company's offerings include a broad range of software solutions and services, comprised of (i) core software solutions for the insurance industry, including Property & Casualty/General Insurance (“P&C”) and Life, Annuities and Pensions (“L&P”) products, and record keeping software solutions for providers of Retirement Services (ii) variety of technology based solution including business decision management solutions for the financial services industry, including insurance, banking and capital markets and (iii) global Services including project delivery and implementation of the Company’ software solutions.

The Company's target markets are primarily North America, United Kingdom, Israel, Europe, and Asia Pacific.

b.	Acquisition of Ibexi:

On May 6, 2015, the Company completed the agreement to acquire all of outstanding shares of Ibexi Solution Private Limited (Ibexi), an India-based provider of insurance business and technology solutions, in total consideration of $4,764 including a contingent payment valued at $949 on the acquisition date. In addition, an amount of up to approximately $2,900 is contingent upon certain criteria but is also subject to continued employment and therefore not part of the purchase price but is recognized over the service period.

Ibexi, which was founded in 2001, has a team of 180 insurance and technology professionals. The company operates in Asia Pacific, servicing 18 insurers in both the property and casualty and life, pension and annuities markets, including leading insurance companies in India.

NOTE 2:	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Consolidation:

The interim condensed consolidated financial statements include the accounts of the Company and its wholly owned and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

b.	Unaudited Interim Financial Information:

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended June 30, 2015 are not necessarily indicative of the results that may be expected for the year ending December 31, 2015. For further information, reference is made to the consolidated financial statements and footnotes thereto included in the Annual Report on Form 20-F of the Company for the year ended December 31, 2014.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share amounts

NOTE 2:	BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The balance sheet as of December 31, 2014 has been derived from the audited consolidated financial statements as of that date.

The significant accounting policies applied in the annual consolidated financial statements of the Company as of December 31, 2014, contained in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 30, 2015, have been applied consistently in these unaudited interim condensed consolidated financial statements.

c.	Use of Estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions. The Company's management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d.	Recently Issued Accounting Pronouncements:

On May 28, 2014, the FASB completed its Revenue Recognition project by issuing ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The new guidance establishes the principles to report useful information to users of financial statements about the nature, timing, and uncertainty of revenue from contracts with customers.

In July 2015, the FASB affirmed its proposal to defer the effective date of the guidance in ASU 2014-09 for all entities by one year. As a result, if the proposal is formally adopted by the issuance of a new ASU, the new revenue standard (currently discussed in ASU 2014-09) would be effective for the Company for annual reporting periods beginning after December 15, 2017. The FASB also affirmed its proposal to permit all entities to early adopt the guidance in the new revenue standard, but not before annual periods beginning after December 15, 2016.

NOTE 3:	Fair value of financial instruments

ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820"), defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share amounts

NOTE 3:	Fair value of financial instruments (Cont.)

As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Valuations based on quoted prices in active markets for identical assets that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 -	Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 -	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The Company measures its marketable debt securities and foreign currency derivative instruments at fair value. The Company's marketable debts securities are traded in markets that are not considered to be active, but are valued based on quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency and accordingly are categorized as Level 2.

Foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

NOTE 4:	DERIVATIVES AND HEDGING

The Company enters into option contracts and forward contracts to hedge certain transactions denominated in foreign currencies. The purpose of the Company's foreign currency hedging activities is to protect the Company from risk that the eventual dollar cash flows from international activities will be adversely affected by changes in the exchange rates. The Company's option and forward contracts do not qualify as hedging instruments under ASC 815, "Derivatives and hedging". Changes in the fair value of option strategies are reflected in the consolidated statements of income as financial income or expense.

In the six-month period ended June 30, 2015, the Company entered into option strategies contracts in the notional amount of $3,250, and entered into forward contracts in the notional amounts of $ 18,894, in order to protect against foreign currency fluctuations.

As of December 31, 2014 and June 30, 2015 the Company had outstanding options and forward contracts, in the notional amounts of $25,772 and $21,984, respectively.

In the six-month periods ended June 30, 2014 and 2015, the Company recorded (expenses)/profits of $(156) and $41, respectively, with respect to the above transactions, presented in the statements of income as financial income or expense, net.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share amounts

NOTE 5:	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Sapiens Technologies (1982) Ltd. (“Sapiens Technologies”), a subsidiary incorporated in Israel, was partially financed under programs sponsored by the Office of Chief Scientist of the Ministry of Economy of the State of Israel (“OCS”) for the support of certain research and development activities conducted in Israel.

In exchange for participation in the programs by the OCS, the Company agreed to pay 3%-3.5% of total net consolidated license and maintenance revenue and 0.35% of the net consolidated consulting services revenue related to the software developed within the framework of these programs based on an understanding with the OCS reached in January 2012.

The royalties will be paid up to a maximum amount equaling 100%-150% of the grants provided by the OCS, linked to the dollar, and for grants received after January 1, 1999, bear annual interest at a rate based on LIBOR.

Royalties' expenses amounted to $271 and $273 in the six months ended June 30, 2014, and 2015, respectively, and are included in cost of revenues.

As of June 30, 2015, the Company had a contingent liability to pay royalties of approximately $7,362.

b.	The Company has provided bank guarantees in the amount of $ 1,162 as security for the rent to be paid for its leased offices. The lease is valid for approximately two and a half years ending in February 2016. As of June 30, 2015, the Company had restricted bank deposits of $ 501 in favor of the bank guarantees.

As of June 30, 2015, the Company has provided bank guarantees in the amount of $196 as security for the performance of various contracts with customers and suppliers.

In order to secure a credit line for one of Sapiens' subsidiaries, the Company has created a general floating pledge on that subsidiary's assets in favor of the bank providing the line of credit.

c.	Following the filing of our Annual Report on Form 20-F for 2014, on August 27, 2015, one of our wholly-owned subsidiaries was summoned to a hearing at a court in Amsterdam in connection with a claim initiated against it by one of its customers.

Although the software system provided by our subsidiary has been used by the customer since 2008, the customer now claims that the software system furnished to the customer did not comply with the requirements of the customer and that our subsidiary failed to correct errors in the software systems in accordance with the service level agreement between the parties. The remedies sought by the customer are (i) termination of all contracts with our subsidiary and (ii) refund of all amounts paid by the customer to our subsidiary under the foregoing contracts plus damages in an aggregate amount of approximately €21.5 million.

As of the date of this prospectus, we are examining together with our advisors the foregoing claim, the obligations of our subsidiary under the contracts with the customer (including limitations on liability thereunder) and the availability of insurance coverage with respect to the claim.  We have included in our financial statements a provision which reflects our current estimate of the outcome of the foregoing claim.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share amounts

NOTE 6:	MARKETABLE SECURITIES

As of June 30, 2015 and December 31, 2014, the fair value, Amortized cost and gross unrealized holding gains and losses of available-for-sale marketable securities were as follows:

	June 30, 2015
	Amortized Cost	Gross unrealized Gains	Gross Unrealized losses	Fair value

Government debentures – fixed interest rate	$5,284	-	$(23)	$5,261
Corporate debentures – fixed interest rate	$33,668	-	$(149)	$33,519

	$38,952	-	$(172)	$38,780

	December 31, 2014
	Amortized Cost	Gross unrealized Gains	Gross Unrealized losses	Fair value

Government debentures – fixed interest rate	$5,161	-	$(33)	$5,128
Corporate debentures – fixed interest rate	$28,148	-	$(178)	$27,970

	$33,309	-	$(211)	$33,098

As of June 30, 2015, the contractual maturities of available-for-sale marketable securities are between 1 to 3 years. Interest receivable included in other receivables and prepaid expenses amounted to $ 280 and $310 as of December 31, 2014 and June 30, 2015 respectively.

NOTE 7:	TAXES ON INCOME

The total amount of net unrecognized tax benefits was $705 and $1,336 as of December 31, 2014 and June 30, 2015 respectively. The Company accrues interest, relating to unrecognized tax benefits, in its provision for income taxes. As of December 31, 2014 and June 30, 2015 accrued interest related to uncertain tax positions amounted to $198 and $221, respectively.

The main reason that the effective tax rate is lower than that of the statutory tax rate is due to utilization of carried forward tax losses for which valuation allowance was provided and effect of “Approved, Beneficiary or Preferred Enterprise” status.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share amounts

NOTE 8:	EQUITY

a.	A summary of the stock option activities in six-month period ended June 30, 2015 is as follows:

	Six-month ended June 30, 2015
	Number of options	Weighted average exercise price ($)	Weighted average remaining contractual life (in years)	Aggregate intrinsic value

Outstanding at January 1, 2015	2,796,081	3.49	3.07	10,957
Granted	330,000	8.30
Exercised	(252,054)	2.44
Expired and forfeited	(208,817)	4.38

Outstanding at June 30, 2015	2,665,210	3.98	2.89	17,061

Exercisable at June 30, 2015	1,670,974	2.42	1.80	13,304

The weighted average grant date fair value of the options granted during the six months ended June 30, 2015 was $4.15.

The total intrinsic value of options exercised during the six months ended June 30, 2015 was $1,495.

The options outstanding under the Company's stock option plans as of June 30, 2015 have been separated into ranges of exercise price as follows:

					Weighted
	Options	Weighted		Options	Average
	outstanding	average	Weighted	Exercisable	Exercise
	as of	remaining	average	as of	price of
Ranges of	June 30,	contractual	exercise	June 30,	Options
exercise price	2015	Term	price	2015	Exercisable
		(Years)	$		$

0.85-1.45	961,553	0.57	1.23	961,553	1.23
2.08-2.7	293,686	3.37	2.56	293,686	2.56
3.45-3.77	335,971	3.22	3.57	165,568	3.60
4.72-4.85	187,000	3.37	4.74	95,500	4.75
5.25-5.53	90,000	4.06	5.33	28,750	5.37
6.27-6.92	130,000	4.65	6.42	33,333	6.27
7.01-7.68	367,000	4.72	7.46	92,584	7.43
8.42	300,000	5.85	8.42	-	-

	2,665,210	2.89	3.98	1,670,974	2.42

b.	As of June 30, 2015, there was $2,910 of total unrecognized compensation cost related to non-vested options granted under the Plan and the Special Plan, which is expected to be recognized over a period of up to four years.

c.	Dividend distribution:

On April 22, 2015, the Company's extraordinary general meeting of shareholders approved the distribution of cash dividend of $0.15 per common share for a total amount of $7,186 out of which $6,486 was paid on June 1, 2015 and the $700 was paid on July 2015.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share amounts

NOTE 9:	BASIC AND DILUTED NET EARNINGS PER SHARE

	Six months ended June 30,
	2014	2015

Numerator:
Net income attributed to Sapiens shareholders	$6,127	$8,769
Adjustment to redeemable non-controlling interest	-	96

Net income used for earnings per share	$6,127	$8,865

Denominator:

Denominator for basic earnings per share - weighted average number of common shares, net of treasury stock	46,797	47,809
Stock options and warrants	1,565	1,289

Denominator for diluted net earnings per share - adjusted weighted average number of shares	48,362	49,098

The weighted average number of shares related to outstanding anti-dilutive options and warrants excluded from the calculations of diluted net earnings per share was 589,299 and 715,611 for the six months ended June 30, 2014 and 2015, respectively.

NOTE 10:	SUBSEQUENT EVENTS

On August 18, 2015, Sapiens completed the acquisition of all issued and outstanding shares of Insseco Sp. Z O.O. (“Insseco”) from Asseco Poland S.A. (“Asseco”) pursuant to the terms of a share purchase agreement that had been entered into on July 27, 2015. Insseco is a newly created company into which Asseco had transferred all of its Polish insurance employees, certain fixed assets, customer contracts and certain software (including intellectual property rights). Insseco has a team of approximately 140 insurance professionals and an established presence in the Polish insurance market, and services major insurance customers in Poland, including top tier insurance carriers. Sapiens paid the acquisition consideration in cash, consisting of 34.3 million Polish Zloty or $9,140 less an amount of 10.3 million Polish Zloty or $2,700 that was deposited in escrow to secure the indemnification obligations of Asseco to Sapiens under the acquisition agreement.

In addition, the seller has upside or downside Performance Based Payments relating to achievements of revenue goals over the next five years. If the aggregate revenues generated by Insseco from its activity from July 1, 2015 through June 30, 2020 exceed 90.0 million Polish Zloty or approximately $23,800, the Seller shall be entitled to receive additional amounts ranging from 3% to 15% of the excess amount of the company revenues. If the aggregate revenues generated by Insseco for the period commencing on July 1, 2015 and ending on June 30, 2018 is below 84.0 million Polish Zloty or $22,200, the seller shall pay Sapiens an amount equal to 35% of the deficiency under the above amount. As to profitability goals, the amounts payable to the seller may be adjusted upwards or downwards as a result of changes in the profitability of a specific account that we acquired as part of the acquisition. The estimated fair value of the contingent payments that depend on the revenue and profitability goals is $1,053.

SAPIENS INTERNATIONAL CORPORATION N.V.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share amounts

NOTE 10:	SUBSEQUENT EVENTS (Cont.)

Asseco is the ultimate parent company of Sapiens, through holding in Formula Systems, which has been lastly effective as of December 23, 2014 and thereafter, the direct parent company of Sapiens. The acquisition of Insseco from Asseco is a transaction between entities under common control and as such will be accounted for under the pooling of interest method since December 31, 2014. Sapiens did not reflect the transaction in its financial statements because the acquisition has been consummated after June 30, 2015. The effect of the transaction on the consolidated balance sheets as of December 31, 2014 is immaterial.

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